SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 8, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q17 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2017

Buenos Aires, Argentina, November 8, 2017 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2017 (“3Q17”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

•   The Bank’s net income totaled Ps.2.6 billion in 3Q17. This result was 29% higher than the Ps.2.0 billion posted in the second quarter of 2017 (“2Q17”) and 59% higher than a year ago. In 3Q17, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 28.7% and 4.9%, respectively.

•   In 3Q17, Banco Macro’s financing to the private sector grew 12% or Ps.12.2 billion quarter over quarter (“QoQ”) totaling Ps.117.4 billion and increased 54% or Ps.41 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdrafts and Documents stand out, which grew 26% and 17% QoQ, respectively. Meanwhile within consumer loans, personal loans and credit cards rose 13% and 4% QoQ, respectively.

•   In 3Q17, the accumulated efficiency ratio reached 43.3%, lower than the 45% posted in 2Q17 and the 47% in 3Q16. Net fee income over administrative expenses was 58%, higher than the 53.6% registered in 3Q16.

•   In 3Q17, Banco Macro’s total deposits grew 10% QoQ, totaling Ps.136.6 billion and representing 82% of the Bank’s total liabilities. Private sector deposits grew 6% QoQ.

•   Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.31.5 billion and 25.8% regulatory capital ratio – Basel III.

In addition, the Bank’s liquid assets remained at an adequate level, reaching 50.7% of its total deposits in 3Q17.

•   In 3Q17, the Bank’s non-performing to total financing ratio was 1% and the coverage ratio reached 199.25%.

3Q17 Earnings Release Conference Call Thursday, November 9, 2017 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial:

Argentina Toll Free:

(0800) 444 2930

Participants Dial In (Toll Free):

+1 (844) 839 2185

Participants International Dial In:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 11/09/2017 through 11/23/2017	Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (General Manager) and Jorge Scarinci (Finance and IR Manager).

3Q17 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

3Q17 Earnings Release

Results

Earnings per outstanding share were Ps.3.89 in 3Q17, 14% higher than in 2Q17 and 39% higher than 3Q16. This was as a result of a 29% increase in net income while the average number of shares outstanding grew 13%.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Net income (M $)	1,632.6	1,695.3	1,764.0	2,015.3	2,597.8	29%	59%
Average # of shares outstanding (M)	584.5	584.5	584.5	593.5	668.2	13%	14%
Book value per avg. Outstanding share ($)	34.92	37.82	40.84	60.40	60.00	-1%	72%
Shares Outstanding (M)	584.5	584.5	584.5	658.5	669.7	2%	15%
Earnings per avg. outstanding share ($)	2.79	2.90	3.02	3.40	3.89	14%	39%

Book value per avg. issued ADS (USD)	22.88	23.86	26.55	36.39	34.65	-5%	51%
Earnings per avg. outstanding ADS (USD)	1.83	1.83	1.96	2.05	2.24	10%	23%

Banco Macro’s 3Q17 net income of Ps.2.6 billion was 29% or Ps.583 million higher than the previous quarter and 59% or Ps.965 million higher YoY. This result represented an accumulated ROAE and ROAA of 28.7% and 4.9% respectively.

The operating result for 3Q17 was Ps.4.4 billion, increasing 24% or Ps.832 million QoQ and 72% or Ps.1.8 billion higher than the result posted in 3Q16. Had Income from government and private securities and income on guaranteed loans and in CER adjustments been excluded, operating result would have been 18% higher than the 2Q17 and 203% higher than the result posted a year ago.

It is important to emphasize that this result was obtained with a leverage of 5.1x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Net financial income	3,972.2	4,242.1	4,640.4	5,244.8	6,026.7	15%	52%
Provision for loan losses	-242.4	-354.0	-361.4	-469.0	-342.5	-27%	41%
Net fee income	1,398.0	1,532.2	1,667.0	1,800.2	1,874.3	4%	34%
	5,127.8	5,420.3	5,946.0	6,576.0	7,558.5	15%	47%
Administrative expenses	-2,598.0	-2,814.8	-2,963.5	-3,044.2	-3,195.0	5%	23%
Operating result	2,529.8	2,605.5	2,982.5	3,531.8	4,363.5	24%	72%
Minority interest in subsidiaries	-12.6	-16.7	-15.8	-19.1	-19.2	1%	52%
Net other income	17.4	-52.7	-0.8	-189.0	-92.1	-51%	-630%
Net income before income tax	2,534.6	2,536.1	2,965.9	3,323.7	4,252.2	28%	68%
Income tax	-902.0	-840.8	-1,201.9	-1,308.4	-1,654.4	26%	83%
NET INCOME	1,632.6	1,695.3	1,764.0	2,015.3	2,597.8	29%	59%

The Bank’s 3Q17 financial income totaled Ps.9.6 billion, 15% or Ps.1.2 billion higher than in 2Q17 and 29% higher (Ps.2.2 billion) YoY.

Interest on loans represented 74% of total financial income in 3Q17. Interest on loans was 10% or Ps.649 million higher than 2Q17s level due to a 12% increase in the average volume of the private loan portfolio and a slight decrease in the average interest lending rates of 100bp in private loans. On an annual basis, interest on loans grew 27% or Ps.1.5 billion.

3

3Q17 Earnings Release

In 3Q17, net income from government and private securities increased 31% or Ps.418 million QoQ and was 11% or Ps.170 million higher compared to 3Q16, mainly due to higher LEBCAs income.

In the quarter, an increase of 75% or Ps.24 million in income from CER Adjustment was observed (mainly related to UVA mortgages). On an annual basis, income from CER Adjustment decreased 27% or Ps.20 million.

Income from differences in quoted prices of gold and foreign currency increased 45% or Ps.191 million QoQ mainly due to higher income from the long position in foreign currency. On an annual basis a Ps.514 million increase was experienced.

Also in the quarter, other financial income was 58% or Ps.64 million lower compared to 2Q17 mainly due to lower interest on REPOs. On an annual basis, other financial income was 16% or Ps.9 million lower.

FINANCIAL INCOME	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Interest on cash and due from banks	0.4	0.1	0.8	0.1	6.1	6000%	1425%
Interest on loans to the financial sector	71.8	88.0	101.2	98.9	125.5	27%	75%
Interest on overdrafts	670.7	650.5	650.4	621.4	679.0	9%	1%
Interest on documents	390.9	399.7	374.0	390.1	430.0	10%	10%
Interest on mortgages loans	183.8	176.6	179.0	186.6	201.9	8%	10%
Interest on pledges loans	84.2	86.3	97.7	111.2	126.8	14%	51%
Interest on credit cards loans	977.9	1,041.1	1,071.8	1,085.9	1,064.3	-2%	9%
Interest on financial leases	21.9	20.6	20.1	22.2	28.6	29%	31%
Interest on other loans	3,157.8	3,333.6	3,565.4	3,906.3	4,415.6	13%	40%
Net Income from government & private securities (1)	1,608.5	1,583.0	868.9	1,360.7	1,778.7	31%	11%
Interest on other receivables from financial interm.	2.0	1.6	0.9	4.0	2.3	-43%	15%
Income from Guaranteed Loans - Decree 1387/01	10.1	8.9	3.1	0.0	0.1	0%	-99%
CER adjustment	76.6	57.7	28.6	32.2	56.3	75%	-27%
CVS adjustment	0.2	0.2	0.1	0.1	0.2	100%	0%
Difference in quoted prices of gold and foreign currency	100.4	86.9	159.5	423.9	614.5	45%	512%
Other	55.7	37.8	478.9	110.9	46.6	-58%	-16%
Total financial income	7,412.9	7,572.6	7,600.4	8,354.5	9,576.5	15%	29%

Income from Interest on loans	5,559.0	5,796.4	6,059.6	6,422.6	7,071.7	10%	27%

(1) Net Income from government & private securities
LEBACs	1,101.9	1,200.8	537.5	1,270.5	1603.6	26%	46%
Other Govermnet & Private Securities	506.6	382.2	331.4	90.2	175.1	94%	-65%
Net Income from government & private securities	1,608.5	1,583.0	868.9	1,360.7	1,778.7	31%	11%

The Bank’s 3Q17 financial expense totaled Ps.3.6 billion, increasing 14% (Ps.440 million) compared to the previous quarter and 3% (Ps.109 million) compared to 3Q16.

In 3Q17, interest on deposits represented 67% of the Bank’s total financial expense, increasing 11% or Ps.242 million QoQ. This increase was mainly driven by a 12% increase in time deposits volume and was partially offset by a 30bp decrease in the average interest rate on time deposits. On a yearly basis, interest on deposits decreased 12% or Ps.339 million.

Other financial expense was increased 12% or Ps.84 million QoQ and increased 31% or Ps.180 million YoY. This increase in other financial expense is mainly due to higher Provincial Taxes and higher interest on Reverse REPOS.

4

3Q17 Earnings Release

FINANCIAL EXPENSE	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	22.8	23.5	24.0	26.1	30.7	18%	35%
Interest on time deposits	2,700.7	2,452.8	2,109.8	2,117.0	2,354.2	11%	-13%
Interest on interfinancing received loans	0.7	1.2	1.4	2.1	10.1	381%	1343%
Interest on other financing from the finan. institu.	0.2	-0.5	0.0	0.5	5.0	900%	2400%
Interest on subordinated bonds	55.1	117.2	105.2	106.9	117.8	10%	114%
Other Interest	1.1	0.8	0.7	0.7	0.8	14%	-27%
Interest on other liabilities from fin intermediation	36.3	38.9	16.2	122.3	210.8	72%	481%
CER adjustment	3.0	2.9	2.8	5.1	4.2	-18%	40%
Contribution to Deposit Guarantee Fund	38.6	44.5	49.4	50.5	54.2	7%	40%
Other	582.2	649.2	650.5	678.5	762.0	12%	31%
Total financial expense	3,440.7	3,330.5	2,960.0	3,109.7	3,549.8	14%	3%

Financial Expenses from interest on deposits	2,723.5	2,476.3	2,133.8	2,143.1	2,384.9	11%	-12%

As of 3Q17, the Bank’s accumulated net interest margin was 17.3%, lower than the 17.8% posted in 2Q17 and then the 18.5% posted in 3Q16. Had income from government and private securities and guaranteed loans been excluded, the Bank’s accumulated net interest margin would have been 16.2% in 3Q17, lower than the 16.9% posted in 2Q17 but higher than the 15.2% posted in 3Q16.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	3Q16		4Q16		1Q17		2Q17		3Q17
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	22,933.0	25.4%	25,904.9	23.2%	14,625.4	22.9%	24,753.8	21.7%	31,533.9	21.2%
Loans	72,253.9	31.1%	80,012.5	29.2%	89,747.5	27.6%	98,881.9	26.2%	112,017.0	25.2%
Private Sector	71,261.2	30.8%	78,975.2	29.1%	88,893.2	27.5%	98,275.7	26.2%	110,316.1	25.2%
Public Sector	992.7	49.6%	1,037.3	35.2%	854.3	32.8%	606.2	28.5%	1,700.9	28.3%
Financial trusts	394.9	31.0%	393.5	35.3%	739.1	25.9%	697.7	25.4%	765.3	26.0%
Other interest-earning assets	3,535.9	19.0%	2,586.2	11.4%	9,578.4	19.4%	3,296.4	11.1%	4,043.5	9.3%
Total interest-earning assets	99,117.7	29.3%	108,897.1	27.3%	114,690.4	26.3%	127,629.8	24.9%	148,359.7	24.0%

Non interest-earning assets	29,986.8		38,880.4		41,251.0		38,319.7		46,129.8
Total Average Assets	129,104.5		147,777.5		155,941.4		165,949.5		194,489.5

Interest-bearing liabilities
Checking accounts (*)	2,783.8	0.0%	1,727.6	0.0%	1,051.7	0.0%	1,639.3	0.0%	1,728.4	0.0%
Saving accounts (*)	17,288.7	0.5%	20,217.1	0.5%	24,245.1	0.4%	26,043.1	0.4%	30,764.4	0.4%
Time deposits (*)	51,054.3	21.1%	54,751.6	17.8%	54,146.9	15.8%	54,977.2	15.5%	61,526.7	15.2%
Corporate Bonds	3,831.8	9.3%	7,561.5	8.0%	6,932.6	6.8%	9,100.5	9.9%	11,641.8	10.9%
BCRA	1.2	5.2%	0.2	0.0%	0.2	0.0%	0.2	0.0%	0.1	0.0%
Other interest-bearing liabilities	260.0	32.7%	543.3	15.2%	571.4	17.7%	560.9	13.8%	2,261.0	13.1%
Total interest-bearing liabilities	75,219.8	15.0%	84,801.3	12.4%	84,801.3	10.6%	92,321.2	10.4%	107,922.4	10.2%

Non interest-bearing liabilities
Demand deposits (*) (*)	26,586.1		30,224.8		33,339.6		33,383.3		32,794.1
Other non interest-bearing libilities & equity	27,298.6		32,751.4		35,653.9		40,245.0		53,773.0
Total non interest-bearing liab. & equity	53,884.7		62,976.2		68,993.5		73,628.3		86,567.1

Total Average Liabilities & Equity	129,104.5		147,777.5		155,941.4		165,949.5		194,489.5

Assets Performance		7,311.8		7,485.0		7,439.8		7,931.7		8,958.7
Liabilities Performance		2,836.1		2,652.4		2,278.3		2,390.8		2,782.4
Net Interest Income		4,475.7		4,832.6		5,161.5		5,540.9		6,176.3
Total interest-earning assets		99,117.7		108,897.1		114,690.4		127,629.8		148,359.7
Net Interest Margin (NIM)		18.0%		17.7%		18.3%		17.4%		16.5%

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 3Q17, Banco Macro’s net fee income totaled Ps.1.8 billion, 4% or Ps.74 million higher than 2Q17, and 34% or Ps.476 million higher than 3Q16.

In the quarter, fee income increased 7% or Ps.172 million. Fees charged on deposit accounts and debit and credit card fees stand out, with a 7% and 12% increase respectively. On a yearly basis, fee income increased 33% or Ps.687 million, with fees charged on deposit accounts and credit and debit cards fees standing out (31% and 36% increase, respectively).

5

3Q17 Earnings Release

In the quarter, total fee expenses increased 13% or Ps.98 million, with higher charges paid to debit/credit card brands and higher other fee expenses (11% and 13% respectively). On a yearly basis, fee expenses increased 32% or Ps.211 million, with charges paid to debit/credit card brands and turnover tax and municipal assessments increasing 30% and 53% respectively.

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Fee charges on deposit accounts	1,192.4	1,296.1	1,377.5	1,467.0	1,563.2	7%	31%
Debit and credit card fees	583.7	685.4	694.5	707.0	793.4	12%	36%
Other fees related to foreign trade	32.1	33.4	33.0	36.3	44.5	23%	39%
Credit-related fees	33.9	69.6	55.9	96.5	66.2	-31%	95%
Lease of safe-deposit boxes	31.0	35.1	37.4	42.7	44.5	4%	44%
Other	187.0	188.3	203.0	226.0	235.3	4%	26%
Total fee income	2,060.1	2,307.9	2,401.3	2,575.5	2,747.1	7%	33%

Debit and Credit card expenses	343.3	380.8	364.7	402.7	447.3	11%	30%
Turnover tax and municipal assessments	109.0	119.2	137.7	151.6	166.3	10%	53%
Comission paid to lending agencies	56.2	47.3	34.7	44.5	59.2	33%	5%
Foreign trade comissions	3.0	5.0	4.2	4.2	5.5	31%	83%
Others	150.6	223.4	193.0	172.3	194.5	13%	29%
Total fee expense	662.1	775.7	734.3	775.3	872.8	13%	32%

Net fee income	1,398.0	1,532.2	1,667.0	1,800.2	1,874.3	4%	34%

In 3Q17 Banco Macro’s administrative expenses totaled Ps.3.2 billion, 5% or Ps.151 million higher than the previous quarter. Administrative expenses increased 23% or Ps.597 million YoY due to the increase in personnel expenses (mainly higher salaries) and other operating expenses.

Personnel expenses increased 3% or Ps.59 million QoQ. Personnel expenses increased 17% or Ps.275 million YoY.

As of September 2017, the accumulated efficiency ratio reached 43.3%, compared to the 45% posted in 2Q17 and 47% posted in 3Q16. In 3Q17 Administrative expenses grew 5%, in line with the Bank’s focus of improving efficiency, while net financial income and net fee income grew 12%.

ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Personnel expenses	1,616.5	1,684.0	1,844.9	1,832.9	1,891.8	3%	17%
Directors & statutory auditors´fees	80.1	82.5	86.7	98.6	121.5	23%	52%
Other professional fees	68.9	85.7	78.0	87.0	94.9	9%	38%
Advertising & publicity	39.4	75.0	43.5	38.3	56.0	46%	42%
Taxes	132.1	149.9	162.5	178.4	180.6	1%	37%
Depreciation of equipment	52.6	56.6	59.0	60.2	63.5	5%	21%
Amortization of organization costs	51.3	54.0	60.1	64.1	71.4	11%	39%
Other operating expenses	362.6	386.4	399.5	417.3	458.5	10%	26%
Other	194.5	240.7	229.3	267.4	256.8	-4%	32%
Total Administrative Expenses	2,598.0	2,814.8	2,963.5	3,044.2	3,195.0	5%	23%

Total Employees	8,626	8,617	8,675	8,702	8,721	0%	1%
Branches	444	444	445	449	448	0%	1%
Efficiency ratio	48.4%	48.7%	47.0%	43.2%	40.4%

Accumulated efficiency ratio	47.0%	47.5%	47.0%	45.0%	43.3%

6

3Q17 Earnings Release

In 3Q17, the Bank’s net other income/losses totaled a Ps.92 million loss, 51% lower than in the previous quarter. This loss was due to a Ps.216 million gain in Other Income (29% or Ps.88 million lower compared to 2Q17) among which recovered loans and reversed allowances stand out with a 53% or Ps.73 million decrease; and a Ps.307 million Other loss that was 38% or Ps.185 lower than in 2Q17 among which a 62% decrease in Other expense stands out (2Q17 other expense was mainly related to Primary Follow On Equity offering and Notes offering expenses)

NET OTHER INCOME/LOSSES	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Other Income
Penalty interest	21.3	19.5	17.0	19.3	26.4	37%	24%
Recovered loans and reversed allowances	49.2	85.5	88.2	139.3	65.9	-53%	34%
Other	48.4	49.3	39.3	145.5	123.5	-15%	155%
Total Other Income	118.9	154.3	144.5	304.1	215.8	-29%	81%

Other Expense
Charges for other receivables uncollectibility and other allowances	51.4	79.7	69.6	134.8	171.4	27%	233%
Goodwill amortization	2.0	1.4	1.4	1.4	1.4	0%	-30%
Other Expense	48.2	125.9	74.3	356.9	135.1	-62%	180%
Total Other Expense	101.6	207.0	145.3	493.1	307.9	-38%	203%

Net Other Income/Losses	17.4	-52.7	-0.8	-189.0	-92.1	-51%	-629%

In 3Q17, Banco Macro's effective income tax rate was 38.9%, compared to 39.4% in 2Q17.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.117.4 billion, increasing 12% or Ps.12.2 billion QoQ and 54% or Ps.41 billion YoY.

Within commercial loans, growth was driven by Overdrafts and Documents, which grew 26% and 17% QoQ, respectively. Banco Macro continued supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 3Q17, Ps.5.8 billion loans have been accounted under this program, plus a residual loan portfolio from the former “Productive Investment Program (LIP)” for Ps.2.0 billion, totaling together, Ps.7.8 billion. These lines of financing represented 7% of our financing to the private sector.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 13% and 4% QoQ, respectively.

As of 3Q17, Banco Macro´s market share over private sector loans was 8.2%, 26 bp higher than in 3Q16.

7

3Q17 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Overdrafts	8,943.5	8,837.7	10,264.7	9,638.2	12,170.4	26%	36%
Discounted documents	9,406.4	11,198.9	10,679.5	12,332.3	14,435.9	17%	53%
Mortgages loans	3,409.6	4,158.6	4,498.2	5,195.5	6,247.0	20%	83%
Pledges loans	1,819.6	2,285.1	2,471.5	3,263.4	3,551.3	9%	95%
Personal loans	27,251.4	29,784.8	33,365.0	37,342.5	42,361.4	13%	55%
Credit Card loans	16,305.5	18,851.6	19,526.1	20,590.9	21,507.2	4%	32%
Others	8,230.5	10,465.8	11,739.1	15,281.5	15,356.2	0%	87%
Total loan portfolio	75,366.5	85,582.5	92,544.1	103,644.3	115,629.4	12%	53%

Financial trusts	715.7	954.7	1,028.8	1,121.5	1,281.8	14%	79%
Leasing	369.0	369.1	376.9	478.9	524.6	10%	42%
Total financing to the private sector	76,451.2	86,906.3	93,949.8	105,244.7	117,435.8	12%	54%

Market share over loan portfolio	8.0%	8.1%	8.3%	8.3%	8.2%

Public Sector Assets

In 3Q17, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 2.5%, higher than the 1.9% posted in the previous quarter and lower than the 3.4% posted in 3Q16.

In 3Q17, a Ps.1.3 billion increase in Provincial loans stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

LEBACs	20,259.3	15,964.3	11,406.9	24,544.4	26,454.1	8%	31%
Other	3,593.6	4,205.4	2,411.3	2,975.4	3,171.2	7%	-12%
Government securities	23,852.9	20,169.7	13,818.2	27,519.8	29,625.3	8%	24%
Guaranteed loans	662.2	717.6	0.0	0.0	0.0	0%	-100%
Provincial loans	346.6	814.9	480.0	497.3	1,834.3	269%	429%
Loans	1,008.8	1,532.5	480.0	497.3	1,834.3	269%	82%
Purchase of government bonds	35.9	37.0	36.1	38.3	39.5	3%	10%
Other receivables	35.9	37.0	36.1	38.3	39.5	3%	10%

TOTAL PUBLIC SECTOR ASSETS	24,897.6	21,739.2	14,334.3	28,055.4	31,499.1	12%	27%

TOTAL PUBLIC SECTOR LIABILITIES	114.5	23.6	19.5	15.2	10.2	-33%	-91%

Net exposure	24,783.1	21,715.6	14,314.8	28,040.2	31,488.9	12%	27%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	4,638.3	5,774.9	2,927.4	3,511.0	5,045.0	44%	9%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.4%	3.7%	1.9%	1.9%	2.5%

8

3Q17 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.136.6 billion in 3Q17, growing 10% or Ps.13 billion QoQ and 34% or Ps.34.7 billion YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 6% or Ps.7.3 billion, while public sector deposits increased 52% or Ps.5.7 billion. Among public sector deposits, an increase in deposits from the Province of Jujuy stands out.

The increase in private sector deposits was led by time deposits, which grew 11% or Ps.5.8 billion QoQ. In addition, sight deposits increased 4% or Ps.2.0 billion QoQ. In the quarter Foreign Currency deposits grew 10% or USD 131 million, and Peso Deposits grew 4% or Ps.4 billion.

As of 3Q17, Banco Macro´s market share over private sector deposits was 7.1%, 5bp higher than in 3Q16.

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Public sector	14,531.6	9,552.2	13,007.6	10,804.0	16,461.9	52%	13%

Financial sector	42.0	55.8	50.9	57.4	54.6	-5%	30%

Private sector	87,326.3	102,331.7	102,124.4	112,796.0	120,096.3	6%	38%
Checking accounts	17,777.6	17,686.2	18,559.7	19,951.1	20,950.4	5%	18%
Savings accounts	19,850.3	27,896.0	27,117.5	34,087.9	35,046.4	3%	77%
Time deposits	46,146.1	47,652.4	47,495.8	53,428.8	59,247.0	11%	28%
Other	3,552.3	9,097.1	8,951.4	5,328.2	4,852.5	-9%	37%
Total	101,899.9	111,939.7	115,182.9	123,657.4	136,612.8	10%	34%

Pesos	86,045.1	88,640.4	93,023.1	100,308.9	106,746.2	6%	24%
Foreign Currency	15,854.8	23,299.3	22,159.8	23,348.5	29,866.6	28%	88%

Market share over private deposits	7.0%	6.8%	6.7%	6.9%	7.1%

Other sources of funds

In 3Q17, the total amount of other sources of funds increased 11% or Ps.5.3 billion compared to 2Q17. In 3Q17 Shareholders’ Equity increased 12% or Ps. 4.3 billion as a result of the International Underwriters exercising their oversubscription right (11,099,993 Class B ordinary shares in the amount of US$ 99.9 million) and the positive result posted in the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Central Bank of Argentina	7.1	8.4	8.4	10.4	9.8	-6%	38%
Banks and international institutions	38.6	129.9	133.0	347.1	427.1	23%	1006%
Financing received from Argentine financial institutions	134.0	142.7	49.3	78.8	607.5	671%	353%
Subordinated corporate bonds	2,352.7	6,407.8	6,322.3	6,709.1	7,117.0	6%	203%
Non-subordinated corporate bonds	1,646.6	1,684.9	0.0	4,620.6	4,620.6	0%	181%
Shareholders´ equity	20,410.6	22,105.9	23,869.9	35,827.5	40,118.9	12%	97%
Total other source of funds	24,589.6	30,479.6	30,382.9	47,593.5	52,900.9	11%	115%

9

3Q17 Earnings Release

In 3Q17, Banco Macro’s average cost of funds totaled 7.2%. This was mainly due to the decrease in the liabilities interest rate, and to Banco Macro’s transactional deposits, which represent approximately 48% of its total deposit base as of 3Q17. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 3Q17, the Bank’s liquid assets amounted to Ps.69.3 billion, showing a 5% or Ps.3.5 billion increase QoQ, and a 52% or Ps.23.7 billion increase on a yearly basis.

In 3Q17, a 6% increase in LEBACs own portfolio and a 72% increase in Guarantees for compensating chambers stand out. This increase was partially offset by a Ps. 61% decrease in REPOs.

In 3Q17 Banco Macro’s liquid assets to total deposits ratio reached 50.7%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Cash	22,353.1	36,089.2	29,014.7	36,477.2	37,705.2	3%	69%
Guarantees for compensating chambers	2,031.1	2,094.0	2,101.6	2,174.3	3,739.6	72%	84%
Call	548.0	5.0	115.0	235.0	410.0	74%	-25%
Reverse repos from other securities	-	-	0.8	38.6	413.0	970%	0%
Reverse repos from LEBAC/NOBAC	577.3	19.4	8,609.4	2,242.7	877.0	-61%	52%
LEBAC / NOBAC own portfolio	20,050.4	15,125.9	11,632.3	24,593.8	26,149.6	6%	30%
Total	45,559.9	53,333.5	51,473.8	65,761.6	69,294.4	5%	52%

Liquid assets to total deposits	44.7%	47.6%	44.7%	53.2%	50.7%

Solvency

Banco Macro continued showing high solvency levels in 3Q17 with an integrated capital (RPC) of Ps.46.1 billion over a total capital requirement of Ps.14.6 billion. Banco Macro´s excess capital in 3Q17 was 216% or Ps.31.5 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 25.8% in 3Q17, TIER1 Ratio was 21.3%

The Bank´s aim is to make the best use of this excess capital.

10

3Q17 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Credit risk requirement	6,986.9	7,634.6	7,945.2	9,410.4	10,942.8	16%	57%
Market risk requirement	253.9	267.2	115.6	863.4	711.8	-18%	180%
Operational risk requirement	2,203.7	2,368.0	2,503.9	2,715.0	2,959.5	9%	34%
Total capital requirements	9,444.6	10,269.8	10,564.8	12,988.8	14,614.0	13%	55%

Ordinary Capital Level 1 (COn1)	19,571.0	21,258.3	23,047.6	34,887.9	38,899.1	11%	99%
Deductible concepts Level 1 (COn1)	-638.6	-684.3	-791.9	-819.5	-928.5	13%	45%
Aditional Capital Level 1 (CAn1)	275.1	0.0	12.8	14.6	16.9	16%	-94%
Capital Level 2 (COn2)	765.1	7,217.9	7,113.5	7,715.5	8,139.3	5%	964%
Integrated capital - RPC (i)	19,972.5	27,791.9	29,381.9	41,798.4	46,126.8	10%	131%

Excess capital	10,528.0	17,522.1	18,817.1	28,809.6	31,512.7	9%	199%

Risk-weighted assets - RWA (ii)	115,513.4	125,593.1	129,167.1	158,934.5	178,691.4	12%	55%

Regulatory Capital ratio [(i)/(ii)]	17.3%	22.1%	22.7%	26.3%	25.8%

Ratio TIER 1 [Capital Level 1/RWA]	16.6%	16.4%	17.2%	21.4%	21.3%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 3Q17, Banco Macro’s non-performing to total financing ratio reached a level of 1%, lower than the 1.27% posted in 2Q17, and lower than the 1.46% posted in 3Q16.

Commercial portfolio non-performing loans decreased 38bp (mainly due to a specific commercial client cancelling its debt), from 0.65% in 2Q17 to 0.26% in 3Q17; meanwhile consumer portfolio showed a better performance with non-performing loans decreasing 17bp, from 1.65% in 2Q17 to 1.48%.

The coverage ratio reached 199.25% in 3Q17. This ratio was affected by the aforementioned cancellation of debt by a specific commercial client and an overall better performance of the loan portfolio.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Commercial portfolio	30,075.3	34,989.5	36,653.4	41,052.2	48,541.0	18%	61%
Non-performing	360.3	194.9	320.1	265.4	127.7	-52%	-65%
Consumer portfolio	50,485.1	56,613.1	61,045.6	68,524.1	75,910.0	11%	50%
Non-performing	817.8	853.6	1,003.0	1,130.4	1,121.5	-1%	37%
Total portfolio	80,560.4	91,602.6	97,699.0	109,576.3	124,451.0	14%	54%
Non-performing	1,178.1	1,048.5	1,323.1	1,395.8	1,249.2	-11%	6%
Total non-performing/ Total portfolio	1.46%	1.14%	1.35%	1.27%	1.00%

Total allowances	1,827.8	1,850.7	2,063.3	2,346.1	2,489.0	6%	36%
Coverage ratio w/allowances	155.15%	176.51%	155.94%	168.08%	199.25%

11

3Q17 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

CER adjustable ASSETS
Guaranteed loans	662.2	717.5	0.0	0.0	0.0	0%	0%
Private sector loans	1.1	3.3	12.5	41.7	93.2	124%	8373%
Other loans	0.7	0.2	0.2	1.7	4.7	176%	571%
Total CER adjustable assets	664.0	721.0	12.7	43.4	97.9	126%	-85%

CER adjustable LIABILITIES
Deposits (*)	35.7	48.7	38.4	77.3	98.1	27%	175%
Other liabilities from financial intermediation	27.2	23.4	19.3	15.1	10.0	-34%	-63%
Total CER adjustable liabilities	62.9	72.1	57.7	92.4	108.1	17%	72%

NET CER EXPOSURE	601.1	648.9	-45.0	-49.0	-10.2	-79%	-102%

(*) Includes Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Cash	9,254.3	21,394.9	16,141.8	21,575.2	25,191.5	17%	172%
Government and private securities	3,269.3	1,636.4	1,602.8	1,976.5	2,025.5	2%	-38%
Loans	7,367.4	10,088.3	11,390.1	16,555.9	18,869.4	14%	156%
Other receivables from financial intermediation	833.4	524.1	476.1	1,061.9	896.4	-16%	8%
Other assets	300.4	346.1	429.9	534.0	568.0	6%	89%
Total Assets	21,024.8	33,989.8	30,040.7	41,703.5	47,550.8	14%	126%
Deposits	15,854.8	23,299.4	22,159.9	23,348.6	29,866.5	28%	88%
Other liabilities from financial intermediation	844.7	1,142.5	1,205.3	2,360.3	3,501.1	48%	314%
Non-subordinated corporate bonds	1,646.5	1,684.9	0.0	0.0	0.0	0%	-100%
Subordinated corporate bonds	2,352.7	6,407.8	6,322.3	6,709.1	7,117.0	6%	203%
Other liabilities	3.3	1.8	2.2	5.9	6.6	12%	100%
Total Liabilities	20,702.0	32,536.4	29,689.7	32,423.9	40,491.2	25%	96%

NET FX POSITION	322.8	1,453.4	351.0	9,279.6	7,059.6	-24%	2087%

12

3Q17 Earnings Release

Relevant and Recent Events

•	Interest Payment Class A Subordinated Notes. In November 2017, the Bank paid semi-annual interest on Class A Notes in the amount of USD13.5 million
•	Interest Payment Class B Peso denominated Notes. In November 2017, the Bank paid semi-annual interest on Class B Peso denominated notes in the amount of Ps. 404.3 million.
•	Credit Line for Productive Financing and Financial Inclusion 2017. During 3Q17 the Bank successfully fulfilled the quota established under “Credit Line for Productive Financing and Financial Inclusion” for the second semester of 2017.

Regulatory Changes

•	International Financial Reporting Standards (IFRS) As of September 30, 2017 according to IFRS the adjustment to Banco Macro’s equity would be Ps.3.4 billion totaling Ps.43.5 billion, 8% higher than the Ps.40.1 billion reported under BCRA’s rules.
•	Net Stable Funding Ratio. In August 2017, through Communication “A” 6306 the Central Bank of Argentina (BCRA) established the “Net Stable Funding Ratio” which will be fully implemented in 01.01.18 and will be applicable to all Banks listed as “internationally active banks” under Central Bank rules. The main objective is to complement rules and regulations relating to Liquidity Coverage Ratio, promoting structural changes in financial institutions liquidity profiles, by making them finance long term assets with stable funding and therefore reducing potential funding stress risks.
•	Credit Line for Productive Financing and Financial Inclusion 2018. In November 2017, through Communication “A” 6352 the Central Bank of Argentina established the quota for “Credit Line for Productive Financing and Financial Inclusion” for 2018, as a percentage of the average of monthly non-financial private deposits (November 2017) according to the following schedule: January 2018: 16.5%, decreasing 1.5% monthly until reaching 0% in December 2018.

13

3Q17 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

ASSETS	136,780.4	154,999.0	166,992.3	187,767.9	206,345.1	10%	51%
Cash	22,353.1	36,089.2	29,014.7	36,477.2	37,705.2	3%	69%
Government and Private Securities	27,230.8	19,846.3	23,777.6	31,363.9	32,118.4	2%	18%
-LEBAC/NOBAC	20,627.7	15,145.3	20,241.7	26,836.5	27,026.6	1%	31%
-Other	6,603.1	4,701.0	3,535.9	4,527.4	5,091.8	12%	-23%
Loans	76,870.5	87,973.0	94,083.3	105,369.4	119,762.1	14%	56%
to the non-financial government sector	1,008.8	1,532.5	480.0	497.3	1,834.3	269%	82%
to the financial sector	1,317.5	1,730.6	1,890.1	2,251.8	3,027.3	34%	130%
to the non-financial private sector and foreign residents	76,347.0	86,540.4	93,757.3	104,970.2	117,364.3	12%	54%
-Overdrafts	8,943.5	8,837.7	10,264.7	9,638.2	12,170.4	26%	36%
-Documents	9,406.4	11,198.9	10,679.5	12,332.3	14,435.9	17%	53%
-Mortgage loans	3,409.6	4,158.6	4,498.2	5,195.5	6,247.0	20%	83%
-Pledge loans	1,819.6	2,285.1	2,471.5	3,263.4	3,551.3	9%	95%
-Personal loans	27,251.4	29,784.8	33,365.0	37,342.5	42,361.4	13%	55%
-Credit cards	16,305.5	18,851.6	19,526.1	20,590.5	21,507.2	4%	32%
-Other	8,230.5	10,465.8	11,739.1	15,281.5	15,356.2	0%	87%
-Accrued interest, adjustments, price differences receivables and unearned discount	980.5	957.9	1,213.2	1,325.9	1,734.9	31%	77%
Allowances	-1,802.8	-1,830.5	-2,044.1	-2,322.9	-2,463.8	6%	37%
Other receivables from financial intermediation	4,899.6	5,313.6	13,716.9	7,784.2	9,166.5	18%	87%
Receivables from financial leases	369.7	370.2	378.1	479.8	526.3	10%	42%
Investments in other companies	11.2	11.4	9.3	32.6	91.4	180%	716%
Other receivables	1,212.2	1,277.1	1,530.8	1,567.9	1,793.9	14%	48%
Other assets	3,833.3	4,118.2	4,481.6	4,665.9	5,181.3	11%	35%
LIABILITIES	116,369.8	132,893.1	143,122.4	151,940.4	166,226.2	9%	43%
Deposits	101,899.9	111,939.7	115,182.9	123,657.4	136,612.8	10%	34%
From the non-financial government sector	14,531.6	9,552.2	13,007.6	10,804.0	16,461.9	52%	13%
From the financial sector	42.0	55.8	50.9	57.4	54.6	-5%	30%
From the non-financial private sector and foreign residents	87,326.3	102,331.7	102,124.4	112,796.0	120,096.3	6%	38%
-Checking accounts	17,777.6	17,686.2	18,559.7	19,951.1	20,950.4	5%	18%
-Savings accounts	19,850.3	27,896.0	27,117.5	34,087.9	35,046.4	3%	77%
-Time deposits	46,146.1	47,652.4	47,495.8	53,428.8	59,247.0	11%	28%
-Other	3,552.3	9,097.1	8,951.4	5,328.2	4,852.5	-9%	37%
Other liabilities from financial intermediation	8,695.7	10,528.5	17,219.2	17,433.7	17,245.6	-1%	98%
Subordinated corporate bonds	2,352.7	6,407.8	6,322.3	6,709.1	7,117.0	6%	203%
Other liabilities	3,421.5	4,017.1	4,398.0	4,140.2	5,250.8	27%	53%
SHAREHOLDERS' EQUITY	20,410.6	22,105.9	23,869.9	35,827.5	40,118.9	12%	97%

LIABILITIES + SHAREHOLDERS' EQUITY	136,780.4	154,999.0	166,992.3	187,767.9	206,345.1	10%	51%

14

3Q17 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	3Q16	4Q16	1Q17	2Q17	3Q17	QoQ	YoY

Financial income	7,412.9	7,572.6	7,600.4	8,354.5	9,576.5	15%	29%
Interest on cash and due from banks	0.4	0.1	0.8	0.1	6.1	6000%	1425%
Interest on loans to the financial sector	71.8	88.0	101.2	98.9	125.5	27%	75%
Interest on overdrafts	670.7	650.5	650.4	621.4	679.0	9%	1%
Interest on documents	390.9	399.7	374.0	390.1	430.0	10%	10%
Interest on mortgage loans	183.8	176.6	179.0	186.6	201.9	8%	10%
Interest on pledge loans	84.2	86.3	97.7	111.2	126.8	14%	51%
Interest on credit card loans	977.9	1,041.1	1,071.8	1,085.9	1,064.3	-2%	9%
Interest on financial leases	21.9	20.6	20.1	22.2	28.6	29%	31%
Interest on other loans	3,157.8	3,333.6	3,565.4	3,906.3	4,415.6	13%	40%
Income from government & private securities, net	1,608.5	1,583.0	868.9	1,360.7	1,778.7	31%	11%
Interest on other receivables from fin. intermediation	2.0	1.6	0.9	4.0	2.3	-43%	15%
Income from Guaranteed Loans - Decree 1387/01	10.1	8.9	3.1	0.0	0.1	0%	-99%
CER adjustment	76.6	57.7	28.6	32.2	56.3	75%	-27%
CVS adjustment	0.2	0.2	0.1	0.1	0.2	100%	0%
Difference in quoted prices of gold and foreign currency	100.4	86.9	159.5	423.9	614.5	45%	512%
Other	55.7	37.8	478.9	110.9	46.6	-58%	-16%
Financial expense	-3,440.7	-3,330.5	-2,960.0	-3,109.7	-3,549.8	14%	3%
Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	-22.8	-23.5	-24.0	-26.1	-30.7	18%	35%
Interest on time deposits	-2,700.7	-2,452.8	-2,109.8	-2,117.0	-2,354.2	11%	-13%
Interest on interfinancing received loans	-0.7	-1.2	-1.4	-2.1	-10.1	381%	1343%
Interest on other financing from the financial institutions	-0.2	0.5	0.0	-0.5	-5.0	900%	2400%
Interest on subordinated bonds	-55.1	-117.2	-105.2	-106.9	-117.8	10%	114%
Other Interest	-1.1	-0.8	-0.7	-0.7	-0.8	14%	-27%
Interests on other liabilities from fin. intermediation	-36.3	-38.9	-16.2	-122.3	-210.8	72%	481%
CER adjustment	-3.0	-2.9	-2.8	-5.1	-4.2	-18%	40%
Contribution to Deposit Guarantee Fund	-38.6	-44.5	-49.4	-50.5	-54.2	7%	40%
Other	-582.2	-649.2	-650.5	-678.5	-762.0	12%	31%
Net financial income	3,972.2	4,242.1	4,640.4	5,244.8	6,026.7	15%	52%
Provision for loan losses	-242.4	-354.0	-361.4	-469.0	-342.5	-27%	41%

Fee income	2,060.1	2,307.9	2,401.3	2,575.5	2,747.1	7%	33%
Fee expense	-662.1	-775.7	-734.3	-775.3	-872.8	13%	32%
Net fee income	1,398.0	1,532.2	1,667.0	1,800.2	1,874.3	4%	34%

Administrative expenses	-2,598.0	-2,814.8	-2,963.5	-3,044.2	-3,195.0	5%	23%
Minority interest in subsidiaries	-12.6	-16.7	-15.8	-19.1	-19.2	1%	52%
Net other income	17.4	-52.7	-0.8	-189.0	-92.1	-51%	-629%
Earnings before income tax	2,534.6	2,536.1	2,965.9	3,323.7	4,252.2	28%	68%
Income tax	-902.0	-840.8	-1,201.9	-1,308.4	-1,654.4	26%	83%

Net income	1,632.6	1,695.3	1,764.0	2,015.3	2,597.8	29%	59%

15

3Q17 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q16	4Q16	1Q17	2Q17	3Q17
Profitability & performance
Net interest margin (1)	18.0%	17.7%	18.3%	17.4%	16.5%
Net interest margin adjusted (2)	15.0%	15.6%	17.5%	16.3%	15.1%
Net fee income ratio	26.0%	26.5%	26.4%	25.6%	23.7%
Efficiency ratio	48.4%	48.7%	47.0%	43.2%	40.4%
Net fee income as a percentage of adm expenses	53.8%	54.4%	56.2%	59.1%	58.7%
Return on average assets	5.0%	4.6%	4.6%	4.9%	5.3%
Return on average equity	32.6%	31.2%	30.5%	30.8%	26.3%
Liquidity
Loans as a percentage of total deposits	77.2%	80.2%	83.5%	87.1%	89.5%
Liquid assets as a percentage of total deposits	44.7%	47.6%	44.7%	53.2%	50.7%
Capital
Total equity as a percentage of total assets	14.9%	14.3%	14.3%	19.1%	19.4%
Regulatory capital as % of APR	17.3%	22.1%	22.7%	26.3%	25.8%
Asset Quality
Allowances over total loans	2.3%	2.0%	2.1%	2.2%	2.0%
Non-performing financing as a percentage of total financing	1.5%	1.1%	1.4%	1.3%	1.0%
Coverage ratio w/allowances	155.1%	176.5%	155.9%	168.1%	199.2%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q16	4Q16	1Q17	2Q17	3Q17
Profitability & performance
Net interest margin (1)	18.5%	18.2%	18.3%	17.8%	17.3%
Net interest margin adjusted (2)	15.2%	15.3%	17.5%	16.9%	16.2%
Net fee income ratio	25.2%	25.5%	26.4%	26.0%	25.1%
Efficiency ratio	47.0%	47.5%	47.0%	45.0%	43.3%
Net fee income as a percentage of adm expenses	53.6%	53.8%	56.2%	57.7%	58.0%
Return on average assets	5.4%	5.2%	4.6%	4.7%	4.9%
Return on average equity	35.2%	34.1%	30.5%	30.7%	28.7%
Liquidity
Loans as a percentage of total deposits	77.2%	80.2%	83.5%	87.1%	89.5%
Liquid assets as a percentage of total deposits	44.7%	47.6%	44.7%	53.2%	50.7%
Capital
Total equity as a percentage of total assets	14.9%	14.3%	14.3%	19.1%	19.4%
Regulatory capital as % of APR	17.3%	22.1%	22.7%	26.3%	25.8%
Asset Quality
Allowances over total loans	2.3%	2.0%	2.1%	2.2%	2.0%
Non-performing financing as a percentage of total financing	1.5%	1.1%	1.4%	1.3%	1.0%
Coverage ratio w/allowances	155.1%	176.5%	155.9%	168.1%	199.2%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2017

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name:	Jorge Scarinci
Title:	Finance manager